SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             LIGHTNING GAMING, INC.
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                                (Name of Issuer)


                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)


                                To Be Applied For
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                                 (CUSIP Number)

                               Donald R. Caldwell
                     Five Radnor Corporate Center, Suite 555
                           Radnor, Pennsylvania 19087
                                 (610) 995-2650
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 29, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), ss.ss. 240.13d-1(f), or ss.ss.
240.13d-1(g), check the following box: [   ] .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. To be Applied For
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(1) Name of reporting persons: Donald R. Caldwell
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(2) Check the appropriate box if a member of a group (see instructions)
    (a) [   ]
    (b) [   ]
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(3) SEC use only
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(4) Source of funds (see instructions) AF
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(5) Check if disclosure of legal proceedings is required pursuant to
    Items 2(d) or 2(e) [   ]
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(6) Citizenship or place of organization    United States of America
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Number of shares beneficially owned by each reporting person with:
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    (7) Sole voting power                                                840,000
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    (8) Shared voting power                                            3,178,990
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    (9) Sole dispositive power                                           840,000
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    (10) Shared dispositive power                                      3,178,990
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(11) Aggregate amount beneficially owned by each reporting person      4,018,990
 -------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares
     (see instructions) [   ]
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(13) Percent of class represented by amount in Row (11)                   51.37%
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(14) Type of reporting person (see instructions)                              IN
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

CUSIP No. To be Applied For
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(1) Name of reporting persons: Co Investment Fund II LP
 -------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)
    (a) [   ]
    (b) [   ]
 -------------------------------------------------------------------------------
(3) SEC use only
 -------------------------------------------------------------------------------
(4) Source of funds (see instructions) OO
 -------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to
    Items 2(d) or 2(e) [   ]
 -------------------------------------------------------------------------------
(6) Citizenship or place of organization    Pennsylvania
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Number of shares beneficially owned by each reporting person with:
 -------------------------------------------------------------------------------
    (7) Sole voting power                                                      0
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    (8) Shared voting power                                            3,178,990
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    (9) Sole dispositive power                                                 0
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    (10) Shared dispositive power                                      3,178,990
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(11) Aggregate amount beneficially owned by each reporting person      3,178,990
 -------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares
     (see instructions) [   ]
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(13) Percent of class represented by amount in Row (11)                   40.63%
 -------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)                              PN
 -------------------------------------------------------------------------------

Item 1.  Security and Issuer

This Schedule 13D is filed jointly by Donald R. Caldwell and Co Investment Fund II LP, a Delaware limited partnership ("Co Investment Fund II"), relating to the acquisition by Mr. Caldwell of 840,000 shares of common stock, par value $0.001 per share (the "Shares"), of Lightning Gaming, Inc., a Nevada corporation (the "Issuer") and relating to warrants issued to Co Investment Fund II to purchase 3,178,990 Shares, each as a result of the consummation of the merger of Lightning Poker, Inc., with and into a subsidiary of the Issuer on January 29, 2008. The address of the principal executive offices of the Issuer is 106 Chelsea Parkway Boothwyn, Pa 19061.

Item 2.  Identity & Background

This statement is filed on behalf of:

(a)      Donald R. Caldwell and Co Investment Fund II

(b)      Five Radnor Corporate Center, Suite 555, Radnor, Pennsylvania 19087

(c) Mr. Caldwell is the Chairman and Chief Executive Officer of Cross Atlantic Capital Partners Inc., which manages Co Investment Fund II.

(d) The reporting persons have not, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting persons have not during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Caldwell is a United States citizen. Co Investment Fund II is a Pennsylvania limited partnership.

Item 3.  Source and Amount of Funds or Other Consideration

The Shares were received by Mr. Caldwell in exchange for an equal number of shares of common stock of Lightning Poker, Inc. ("Lightning Poker") as a result of the consummation of the merger (the "Merger") of a subsidiary of the Issuer into Lightning Poker on January 29, 2008. As a consequence of the consummation of the Merger, warrants to purchase 3,178,990 shares of common stock of Lighting Poker became exercisable for the same number of Shares.

Item 4. Purpose of Transaction

      The reporting persons acquired beneficial ownership of the Shares as a consequence of the consummation of the Merger.

Item 5. Interest in Securities of the Issuer

      (a) and (b) Mr. Caldwell owns 840,000 shares and Co Investment Fund II holds warrants to acquire 3,178,990 Shares. Mr. Caldwell has the sole voting and dispositive power of the Shares owned by him. By virtue of Mr. Caldwell's position with Cross Atlantic Capital Partners Inc., he and Co Investment Fund II have shared voting and dispositive power of the Shares issuable upon exercise of the warrants held by Co Investment Fund II.

      (c) The 840,000 Shares were acquired by Mr. Caldwell and the warrants to purchase 3,178,990 Shares were acquired by Co Investment Fund II on January 29, 2008 as a consequence of the Merger.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

      None

Item 7. Material to be Filed as Exhibits

      None

                                    Signature

      After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008                  /s/ Donald R. Caldwell
                                          ---------------------------------
                                              Donald R. Caldwell

                     CO INVESTMENT FUND II LP
                     By: Co-Invest Management II, L.P., its General Partner
                     By: Co-Invest II Capital Partners, Inc., it General Partner
                     By: Donald R. Caldwell
                     Chairman and Chief Executive Officer

                            AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on
Schedule 13D or any amendments thereto, with respect to the Common Stock, and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 13th day of February, 2008.

                                         February 12, 2008
                                       ----------------------
                                               Date

                                      /s/ Donald R. Caldwell
                                    ---------------------------
                                             Signature

                                        Donald R. Caldwell
                                    ---------------------------
                                               Name

                     THE CO-INVESTMENT FUND II, LP
                     By: Co-Invest Management II, L.P., Its General Partner
                     By: Co-Invest II Capital Partners, Inc., Its General
                         Partner
                     By: /s/ Donald R. Caldwell
                     Name:  Donald R. Caldwell
                     Title: Chairman and Chief Executive Officer